Exhibit 99.3

NEWS RELEASE

CONTACT:           JOSH DEBELAK                               (NYSE: BMM)
                                (952) 851-6017                                     FOR IMMEDIATE RELEASE

BMC Industries Announces Technology Agreement with Visteon Corporation to Develop and Manufacture ETM Circuit Boards

April 3, 2001 — BMC Industries, Inc. (NYSE: BMM) today announced that it has entered into a long-term, broad-based technology agreement with Visteon Corporation (NYSE: VC), one of the world’s leading suppliers of integrated automotive components and systems.  Visteon and BMC have developed a new circuit board technology that is expected to have broad applications in the Electronics Industry and could displace conventional technology. Visteon and BMC will now make this new technology, called Etched Tri-Metal (ETM), available to the marketplace.  In addition, Visteon and BMC will supply ETM services and products to each other and plan to license the technology to third parties to accelerate the acceptance of ETM as an interconnect solution in the Electronics Industry.

“We are excited to sign this agreement with Visteon and enter the next stage of our relationship,” stated Paul B. Burke, BMC’s Chairman and Chief Executive Officer.  “ETM technology, which is the culmination of five years of joint development efforts with Visteon, is a shining example of how our Buckbee-Mears team is leveraging its core etching and electroforming capabilities and utilizing them in new and exciting ways.  We expect ETM technology to be applied in a variety of new product applications within a number of growing market segments.”

ETM is a revolutionary new approach to circuit board technology and could redefine the traditional methods of designing and manufacturing interconnect solutions.  ETM is based on the creation of circuitry using a metal core typically made of an aluminum inner layer and two copper outer layers.  This differs from more traditional rigid or flexible circuit boards, which typically are fabricated from laminate cores made of two copper layers separated by an insulating layer.

ETM circuit boards can be designed and manufactured to integrate, in one component, features that can be achieved today only through the combination of multiple conventional interconnect platforms.  For example, a conventional interconnect solution requiring the combination of rigid printed circuit boards, flexible circuits, wiring harnesses and a number of connectors could be replaced by one single ETM substrate.  In addition, ETM substrates are inherently flexible, have better electrical and thermal properties than conventional circuit boards and can be designed with built-in connectors.  We believe that the combination of increased capability and functionality with meaningful cost savings should make ETM the interconnect of choice in the future.

Benoit Pouliquen, BMC’s President and Chief Operating Officer stated, “The market opportunity for ETM technology in the Electronics Industry could be substantial.  The technological benefits of ETM coupled with BMC’s manufacturing capabilities could make ETM a high performance, low cost interconnect solution for a large number of electronic applications.  Since many products using conventional interconnect technologies could potentially benefit from ETM technology, BMC and Visteon intend to quickly make ETM available to third parties for product development.”

It is estimated that the global market for interconnect substrates (printed circuit boards, flexible circuits and silicon platforms) exceeds $35 billion, with the automotive industry alone representing over $1.5 billion of this market.  The estimated financial impact of this agreement to BMC in 2001 is expected to be limited.  Going forward, as both BMC and Visteon market and commercialize this technology, BMC expects to achieve revenues from manufacturing ETM circuit boards for Visteon and others and from a royalty stream through the licensing of the ETM technology to others.  The monetary value to BMC can vary widely and depends on many factors, including the extent to which BMC exercises its right to manufacture the boards, the future development of the technology and the breadth of market acceptance.  BMC believes that it is too early to estimate the future financial impact at this time.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket.  Visteon has 82,000 employees and a global delivery system of more than 130 technical, manufacturing, sales, and service facilities located in 25 countries.

BMC Industries, founded in 1907, is presently comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  Aperture masks are a key component in color television and computer monitor picture tubes. The Buckbee-Mears group is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products Group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is the technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM”.  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, demand for circuit boards; ability to meet customer requirements; ability to displace or compete with conventional technologies and products; and ability to achieve any revenues from the sale of ETM products.  Certain of these and other risks and uncertainties are discussed in further detail in BMC’s Annual Report and Form 10-K for the year ended December 31, 2000 and other documents filed with the Securities and Exchange Commission.